

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2023

Dezhi Liu
Chief Executive Officer
Oriental Rise Holdings Limited
No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People's Republic of China

  Re: Oriental Rise Holdings Limited
   Amendment No. 2 to Draft Registration Statement on Form F-1
   Submitted September 1, 2023
   CIK No. 0001964664

Dear Dezhi Liu:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 1, 2023

Commonly Used Defined Terms, page ii

1. We note your response to previous comment 2 and re-issue the comment in part. Please revise your definition of "China" or the "PRC" to clarify that it includes the Hong Kong and Macau Special Administrative Regions. Additionally, please also state that the legal and operational risks associated with having substantially all of your operations in China would apply to any future operations in Hong Kong or Macau.

Our Business Strategy

Purchase of an automatic production line for production of refined tea, page 7

2.   We note your response to previous comment 5 and re-issue the comment. The prospectus refers to anticipated purchases of (i) four automatic production lines for production of primarily-processed white tea and (ii) one additional production line for the production of refined tea. The existing disclosure you referenced regarding the US$0.73 million (RMB 4.90 million) purchase appears to relate only to the four production lines for primarily-processed white tea. If known, please also provide an estimated cost for the planned purchase of the fifth automatic production line for the production of refined tea and note if you intend to make this purchase using the expected net proceeds from the offering. If the estimated US$0.73 million purchase price includes all five production lines, please revise the disclosure to clarify.

Description of Share Capital, page 136

3.   We see that in response to our prior comment 10 your indicate that the 9,599,900 shares were issued at $0.001 which appears to be consistent with your disclosure on page II-1, however, your disclosure in footnote 17 indicates that they were issued at $0.01. Please advise.

4.   Please refer to our prior comment 11. Please explain to us in further detail how you determined the fair value of the common stock underlying your equity issuances during the last twelve months, and provide us with the significant reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

Differences in Corporate Law

Shareholders' Suits, page 141

5.   We note your statement that "[o]ur post-offering articles of association contains a provision by which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our Company, except in respect of any fraud, willful default or dishonesty of such director." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision and state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please add a risk factor disclosing this provision and discussing the related risks, including that this provision may discourage claims and limit shareholders' ability to bring claims.

General

6.   We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7, 2023.

You may contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Joe Laxague, Esq.